Exhibit 99.2
Summary Press Release

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO THE SAME WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

PRESS RELEASE

Infosys announces its plans to acquire Axon Group plc

Cash offer of £407.1 million

Bangalore, India - August 25, 2008: Infosys Technologies Limited (NASDAQ: INFY) is pleased to announce that it has agreed terms for a recommended cash offer for a leading UK-based SAP consulting company, Axon Group plc (LSE: AXO), in a deal valued at £407.1 million (INR33.1 billion1; US$753.1 million2). The transfer of ownership to Infosys is expected to be completed by November 2008, subject to the Scheme of Arrangement becoming effective.

Commenting on the transaction, Kris Gopalakrishnan, CEO of Infosys said, “We are excited about this acquisition. The strategic combination of our groups will accelerate the realization of our common aspiration – that of becoming the most respected provider of business transformational services in the global marketplace. We hold the management and employees of Axon in high regard and look forward to welcoming them to the Infosys Group."

Axon provides consultancy services to multinational organizations that have chosen SAP as their strategic enterprise platform and has about 2,000 employees. Specializing in the delivery of change through technology enabled transformation programs, Axon's consultants bring in-depth industry expertise alongside best practice functional knowledge to address the strategic, operational, information management and organisation effectiveness challenges faced by organisations today. Founded in 1994, today Axon has offices in the United Kingdom, North America, Malaysia and Australia.

For the year ended 31 December 2007, Axon reported profit after taxation of £20.2 million (INR1.6 billion1; US$ 37.4 million2) on revenue of £204.5 million (INR16.6 billion1; US$378.3 million2).

1 uses closing rate at 22 August 2008 of INR81.34/£
2 uses closing rate at 22 August 2008 of US$1.85/£

Infosys believes that the Acquisition will accelerate the achievement of some of Infosys’ current strategic corporate objectives including the continued expansion of Infosys’ consulting capabilities that are required to engage with the large business transformation programs of Infosys’ marquee clients

There will be a conference call for equity analysts with a Q&A session at 20:00 (Bangalore), 15:30 (London) and (10:30 New York). The conference call will be hosted by Infosys’s CEO, Kris Gopalakrishnan, and CFO, V. Balakrishnan.

The call details are as follows:

India Access

Mumbai Main Access              : +91-22-2781-3014
Standby Number                     : +91-22-6776-3714

Singtel Numbers (International Bridge)

Singapore Toll Number            : +65-66687512
France Toll Free Number          : 0800-90-8943
USA Toll Free Number             : 1-888-297-5258
Hong Kong Toll Free Number   : 800-933-188
Japan Toll Free Number           : 00531-65-3841
Germany Toll Free Number      : 0800-186-0398
U.K. Toll Free Number             : 0800-89-8246

Conference Code: 558892#

This press release should be read in conjunction with the announcement issued by Infosys Technologies Limited under rule 2.5 of the City Code on Takeovers and Mergers in the UK.

About Infosys Technologies Ltd.

Infosys defines, designs and delivers IT-enabled business solutions that help Global 2000 companies win in a Flat World. These solutions focus on providing strategic differentiation and operational superiority to clients. With Infosys, clients are assured of a transparent business partner, world-class processes, speed of execution and the power to stretch their IT budget by leveraging the Global Delivery Model that Infosys pioneered. Infosys has over 94,000 employees in over 40 offices worldwide. Infosys is part of the NASDAQ-100 Index. For more information, visit www.infosys.com.

Enquiries:

Infosys

Bani Paintal Dhawan
Tel: +91 98441 10611

Financial Dynamics

Edward Bridges
Tel: +44 207 269 7147 (DL) or +44 7768 216607 (M)
Hazel Stevenson
Tel: +44 207 269 7103 (DL) or +44 7515 597857 (M)

This announcement is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Acquisition or otherwise, nor shall there be any sale, issuance or transfer of the securities in any jurisdiction in contravention of applicable law. Any response in relation to the Acquisition should be made only on the basis of the information in the Scheme Document or any document by which the Acquisition is made. Axon will prepare the Scheme Document to be distributed to Axon Shareholders. Axon and Infosys urge Axon Shareholders to read the Scheme Document when it becomes available because it will contain important information relating to the Acquisition.

Whether or not certain Axon Shares are voted at the Court Meeting or the General Meeting, if the Scheme becomes Effective those Axon Shares will be cancelled pursuant to the Scheme in consideration for the payment of the Offer Price.

ABN AMRO Corporate Finance Limited which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting for Infosys in connection with the Acquisition and is not acting for any other person in relation to the Acquisition and will not be responsible to anyone other than Infosys for providing the protections afforded to clients of ABN AMRO Corporate Finance Limited, nor for providing advice in relation to the Acquisition or any matters referred to herein.

Citi, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting for Axon in connection with the Acquisition and is not acting for any other person in relation to the Acquisition and will not be responsible to anyone other than Axon for providing the protections afforded to clients of Citi, nor for providing advice in relation to the Acquisition or any matters referred to herein.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the City Code, if any person is, or becomes, 'interested' (directly or indirectly) in one per cent. or more of any class of 'relevant securities' of Axon, all 'dealings' in any 'relevant securities' of Axon (including by means of an option in respect of, or a derivative referenced to, any such 'relevant securities') must be publicly disclosed by no later than 3.30 p.m. (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the Acquisition becomes effective, lapses or is otherwise withdrawn or on which the 'offer period' otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an 'interest' in 'relevant securities' of Axon, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the City Code, all 'dealings' in 'relevant securities' of Axon by Infosys, or Axon, or by any of their respective 'associates', must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose 'relevant securities' 'dealings' should be disclosed, and the number of such securities in issue, can be found on the Panel's website at www.thetakeoverpanel.org.uk

'Interests in securities' arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an 'interest' by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the City Code, which can also be found on the Panel's website. If you are in any doubt as to the application of Rule 8 to you, please contact an independent financial adviser authorised under the Financial Services and Markets Act 2000, consult the Panel's website at www.thetakeoverpanel.org.uk or contact the Panel on telephone number +44 (0) 20 7382 9026; fax +44 (0) 20 7638 1554.

Overseas Jurisdictions

The availability of the Acquisition to Axon Shareholders who are not resident in and citizens of the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are located or of which they are citizens. Persons who are not resident in the United Kingdom should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdictions. Further details in relation to overseas shareholders will be contained in the Scheme Document.

The release, publication or distribution of this announcement in jurisdictions other than in the United Kingdom may be restricted by law, and therefore, any persons who are subject to the laws of any jurisdiction other than the United Kingdom should inform themselves about, and observe, any applicable requirements. Any failure to comply with the applicable requirements may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, the companies involved in the proposed Acquisition disclaim any responsibility or liability for the violation of such requirements by any person. This announcement has been prepared for the purposes of complying with English law, the UKLA Rules, the rules of the London Stock Exchange and the City Code and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of any jurisdiction outside the United Kingdom.

Copies of this announcement and formal documentation relating to the Acquisition will not be and must not be mailed or otherwise forwarded, distributed or sent in, into or from any jurisdiction where to do so would violate the laws in that jurisdiction.

The Acquisition relates to the shares of a UK company and is proposed to be effected by means of a scheme of arrangement under the laws of England and Wales. A transaction effected by means of a scheme of arrangement is not subject to the proxy solicitation or tender offer rules under the US Securities Exchange Act of 1934, as amended. Accordingly, the Scheme is subject to the disclosure requirements, rules and practices applicable in the United Kingdom to schemes of arrangement, which differ from the requirements of US proxy solicitation or tender offer rules. However, if Infosys exercises its right to implement the Acquisition by means of an Offer, such Offer will be made in compliance with all applicable laws and regulations, including the US tender offer rules, to the extent applicable.

Since Infosys is a listed company in India and the US, information relating to this Acquisition will be notified/filed with the National Stock Exchange Limited, the Bombay Stock Exchange Limited and NASDAQ.

Forward Looking Statements

Certain statements in this release, including statements relating to Infosys’ expectation that the transfer of ownership in Axon Group plc will be completed by November 2008 and statements concerning the expected benefits of the Scheme or Acquisition, are forward-looking statements, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the Enlarged Group’s ability to manage growth, intense competition in IT Services including those factors which may affect its cost advantage, its ability to attract and retain highly skilled professionals, industry segment concentration, its ability to manage its international operations, reduced demand for technology in its key focus areas, disruptions in telecommunication networks or system failures, its ability to successfully co mplete and integrate potential acquisitions, the success of the companies in which Infosys has previously made strategic investments, legal restrictions on raising capital or acquiring companies outside India, and general economic conditions affecting the industry in which the Enlarged Group operates. Additional risks that could affect Infosys’ future operating results are more fully described in its United States Securities and Exchange Commission filings including its Annual Report on Form 20-F for the fiscal year ended March 31, 2008 and its quarterly report on Form 6-K for the three months ended June 30, 2008. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in its filings with the Securities and Exchange Commission and its reports to shareholders. Infosys does not undertake to update any forward-looking statements that may be made by it or on its behalf from time to t ime.